UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[Mark One]

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 01-13697

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

(Full title of the Plan)

MOHAWK INDUSTRIES, INC.

(Name of the issuer of the securities held pursuant to the Plan)

160 S. Industrial Blvd.

Calhoun, Georgia 30701

(Address of principal executive offices)

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Index to Financial Statements, Supplemental Schedule and Exhibit

Item:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December  31, 2011 and 2010

Notes to Financial Statements

Schedule H, Line 4i – Schedule of Assets (Held at Year End) – December 31, 2011

Signatures

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mohawk Carpet, LLC

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet, LLC Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP

Atlanta, Georgia

June 26, 2012

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Plan's interest in Master Trust, at fair value (notes 1, 4 and 5)	$146,652,714	145,928,303
Loans to participants (note 2)	13,359,391	12,505,697
Contributions receivable from employer	80,996	141,493
Contributions receivable from participants	313,354	557,839

Net assets available for plan benefits before adjustments	160,406,455	159,133,332
Adjustment from fair value to contract value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	(1,188,875)	(757,405)

Net assets available for plan benefits	$159,217,580	158,375,927

See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions:
Investment income:
Interest	$549,112	606,921
Plan's interest in income of Master Trust (notes 1, 4 and 5)	1,623,544	10,223,525

Net investment income	2,172,656	10,830,446
Contributions from employer	4,899,157	4,544,123
Contributions from participants	10,911,105	10,941,264

Total additions	17,982,918	26,315,833

Deductions:
Distributions to participants	17,193,071	23,316,874
Administrative expenses	291,933	291,055

Total deductions	17,485,004	23,607,929

Net increase in net assets available for plan
plan benefits before transfers to/from other Mohawk
Carpet Corporation Plans	497,914	2,707,904
Transfers:
Transfers from other plans (note 8)	557,998	150,119
Transfers to other plans (note 8)	(214,259)	(336,202)

Net transfers from (to) other plans	343,739	(186,083)

Net increase in net assets available for plan benefits	841,653	2,521,821
Net assets available for plan benefits at beginning of year	158,375,927	155,854,106

Net assets available for plan benefits at end of year	$159,217,580	158,375,927

See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Mohawk Carpet, LLC Retirement Savings Plan (the Plan) in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

The Mohawk Carpet, LLC Retirement Savings Plan and Mohawk Carpet, LLC Retirement Savings Plan II Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2011 and 2010, the Plan’s investments consist of its interest in the investments of the Master Trust. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet, LLC defined-contribution plan share a trust (see note 5). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.

The Master Trust’s investments in registered investment companies and common stock are stated at fair value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value. The Plan’s interest in common collective funds is valued based on information reported by the Plan’s trustee using financial statements of the common collective funds at year end. These investments are maintained in the Stable Value Fund of the Master Trust as of December 31, 2011 and 2010. The statements of net assets available for plan benefits present the fair value of the common collective funds as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade-date basis.

The Plan presents in the statements of changes in net assets available for benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized net gains on the fair value of the Master Trust investments and the unrealized net appreciation on those investments.

The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).

(2) Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet, LLC (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of the calendar month after the completion of 90 days of service.

The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) was the Trustee of the Plan as of and for the years ended December 31, 2011 and 2010.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants, the Company provides 50% matching contributions up to the first 6% of each participant’s gross compensation contributed to the Plan.

The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. During 2011 and 2010, there were no discretionary employer profit sharing contributions relating to 2011 and 2010.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts daily based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.

Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for daily valuation of accounts.

(d)	Distributions to Participants

Upon termination of employment, the participant’s account shall be distributed in a lump-sum cash payment as soon as administratively practicable, at the employees request subject to the rules of the Plan.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of home equity loans.

Benefits are recorded when paid.

(e)	Vesting

Participants are immediately vested in their contributions and any income earned on such contributions. Participants are vested in the Company’s matching and discretionary contributions after one year of service.

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan and/or administrative expenses. In 2011 and 2010, employer contributions were reduced by forfeitures of $47,368 and $53,699, respectively. In 2011 and 2010, $50,557 and $48,823 of forfeited funds were used to pay administrative expenses, respectively.

(f)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.

(g)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of$50,000 or 50% of their vested account balance. Loans are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans from participants are reclassified as distributions based upon the terms of the Plan document in compliance with IRS guidelines. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 1.0%. Generally, loans must be repaid over a period not to exceed four years.

(3) Transactions with Parties in Interest

As of December 31, 2011 and 2010, the Master Trust held investments in Mohawk Industries, Inc. common stock, registered investment companies and common collective funds that are sponsored by the Trustee.

(4) Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

The following table presents the Master Trust’s fair value hierarchy for those assets measured at fair value as of December 31, 2011 and 2010:

	December 31, 2011
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$2,709,852	2,709,852	—	—
Mohawk Industries, Inc. common stock	31,119,100	31,119,100	—	—
Small cap funds	31,844,012	31,844,012	—	—
Mid cap funds	34,381,719	34,381,719	—	—
Large cap funds	103,265,797	103,265,797	—	—
International funds	18,563,994	18,563,994	—	—
Blended funds	100,643,636	100,643,636	—	—
Fixed income bond funds	36,538,188	36,538,188	—	—
Stable value funds	180,244,101	—	180,244,101	—

Total investments, at fair value	$539,310,399	359,066,298	180,244,101	—

	December 31, 2010
	Fair Value	Level 1	Level 2	Level 3
Investments:
Short-term investments	$1,542,039	1,542,039	—	—
Mohawk Industries, Inc. common stock	30,968,417	30,968,417	—	—
Small cap funds	99,450,344	99,450,344	—	—
Mid cap funds	35,179,172	35,179,172	—	—
Large cap funds	49,836,986	49,836,986	—	—
International funds	22,426,308	22,426,308	—	—
Blended funds	83,378,220	83,378,220	—	—
Fixed income bond funds	35,973,896	35,973,896	—	—
Stable value funds	179,860,501	—	179,860,501	—

Total investments, at fair value	$538,615,883	358,755,382	179,860,501	—

(5) Investments

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was approximately 27.2% and 27.1%, respectively.

Master Trust net assets as of December 31, 2011 and 2010 are as follows:

	2011	2010
Investments, at fair value
Interest-bearing cash	$15,038,368	6,726,891
Mohawk Industries, Inc. common stock	31,119,100	30,968,417
Registered investment companies	312,908,830	321,004,503
Common collective funds	180,244,101	179,860,501
Other receivables, net	—	55,571

Net assets, at fair value	539,310,399	538,615,883
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,372,049)	(1,776,000)

Net assets, at contract value	$534,938,350	536,839,883

Plan’s interest in the Master Trust, at fair value	$146,652,714	145,928,303

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Interest and dividends	$8,586,583	8,603,594
Net appreciation (depreciation) in fair value of investments:
Mohawk Industries, Inc. common stock	2,242,063	5,574,657
Registered investment companies	(8,711,371)	36,400,153

	2,117,275	50,578,404
Expenses	526,644	481,349
Net transfer of assets out of investment account	(3,492,164)	(12,229,399)

Net increase in net assets	(1,901,533)	37,867,656
Net assets at beginning of year	536,839,883	498,972,227

Net assets at end of year	$534,938,350	536,839,883

Plan’s interest in the Master Trust income	$1,623,544	10,223,525

The following investments represent 5% or more of the Master Trust’s assets at December 31, 2011 and 2010:

	2011	2010
Plan’s interest in the Master Trust	$146,652,714	145,928,303

All of the Plan’s investments are held by a Party in Interest to the Plan

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7) Plan Termination

While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of plan termination, participants will become 100% vested in their accounts.

(8) Transfers from/to Other Plans

During 2011 and 2010, due to changes in employment status, $557,998 and $150,119, respectively, were transferred from the Mohawk Carpet, LLC Retirement Savings Plan II to the Plan.

During 2011 and 2010, due to changes in employment status, $214,259 and $336,202, respectively, were transferred to the Mohawk Carpet, LLC Retirement Savings Plan II from the Plan.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(9) Reconciliation to 5500

The following schedule reconciles amounts per the accompanying financial statements to Form 5500 for December 31, 2011 and 2010:

	2011	2010
Net assets available for plan benefits per the accompanying financial statements	$159,217,580	158,375,927
Adjustment from contract value to fair value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	1,188,875	757,405

Net assets available for plan benefits per Form 5500	$160,406,455	159,133,332

Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC Plans per the accompanying financial statements	$497,914	2,707,904
Adjustment from contract value to fair value for Plan's interest in Master Trust related to fully benefit-responsive investment contracts	431,470	1,743,638

Net increase in net assets available for plan benefits per Form 5500	$929,384	4,451,542

Schedule I

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Description of investment	Current value
*Plan's interest in Master Trust, at fair value		$146,652,714
*Loans to participants	(1)	13,359,391

	Total	$160,012,105

* Represents parties in interest to the Plan.

(1) Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through November 29, 2017. Interest rates range from 4.25% to 9.25% on loans outstanding.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Carpet, LLC Retirement Savings Plan (Full Title of the Plan)

Dated: June 26, 2012	By: /s/ Philip A. Brown
Vice President, Human Resources